Exhibit 2.4


                                 PROMISSORY NOTE



$1,000,000                                                  Fremont, California
                                                              February 27, 1998



                  FOR VALUE RECEIVED, Oryx Instruments and Materials Corporation, a Delaware corporation ("Promisor") promises to pay Oryx Technology Corp., a Delaware corporation ("OTC"), at its principal office, or such other place as OTC shall designate, the principal sum of One Million Dollars payable as follows: Three Hundred Thirty Three Thousand, Three Hundred Thirty Three Dollars ($333,333) on February 27, 1999 (the "First Payment Date") and Six
Hundred Sixty Six Thousand, Six Hundred Sixty Seven Dollars ($666,667) on February 27, 2000 (the "Final Payment Date"). Promisor and OTC agree that all interest is included in such principal sums and that no additional interest shall be added to either payment. The entire outstanding balance of principal shall in any event be due and payable on the Final Payment Date. If either of the payments is due on a day that is not a business day, the payment shall be made on the next succeeding business day. All principal amounts due hereunder shall be immediately due and payable in the event of the voluntary or involuntary bankruptcy of Promisor, Promisor's failure to pay its debts substantially when due, Promissor's insolvency, Promisor's suffering any judgment lien to be filed against its assets without discharge within ten (10) days, or any breach of OTC's rights under Section 2.4 or subsections 2.5(d) or
(f) of the Stockholders Agreement of even date herewith.

                  Principal amounts are payable in lawful money of the United States of America, or cancellation of indebtedness of the Promisor. The Promisor may prepay any amount due hereunder, without premium or penalty.

                  In the event OTC incurs any costs or fees in order to enforce payment of this Note or any portion thereof, Promisor shall pay to OTC, in addition to such amounts as are owed pursuant to this Note, such costs and fees of collection, including, without limitation, a reasonable sum for attorneys' fees.

                  As security for the full and timely payment of this Note by Promisor, Corus Investment Ltd. ("Corus") has pledged and granted to OTC a security interest in 8,000,000 shares of Common Stock of Promisor owned by Corus (the "Pledged Stock") pursuant to a Pledge Agreement between Corus and OTC of even date herewith.

                  Acceptance of partial or delinquent payment from Promisor, or the failure of OTC to exercise any of the rights created hereby or to enforce promptly any of the provisions of this Note, shall not constitute a waiver of the right to exercise such rights or to enforce any such provisions.

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                  As used herein, Promisor includes the successors,  assigns and distributees of Promisor.

                  This Note is made under and shall be construed in accordance with the laws of the State of California, without regard to the conflict of law provisions thereof.



                             ORYX INSTRUMENTS AND MATERIALS CORPORATION, a Delaware Corporation


                             By: _________________________________________
                             Name: _______________________________________
                             Title: ______________________________________